UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SKYX PLATFORMS CORP.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

78471E105

(CUSIP Number)

Dov Shiff

c/o SKYX Platforms Corp.

2855 W. McNab Road

Pompano Beach, Florida 33069

(855) 759-7584

With a copy to:

Jurgita Ashley

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78471E105	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Dov Shiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,004,395(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,112,728(1)(2)
	10	SHARED DISPOSITIVE POWER 40,000(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 15,152,728(1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 40,000 shares of Common Stock held by Mr. Shiff’s spouse.

(2)	Includes 108,333 shares of Common Stock that may be acquired pursuant to the exercise of stock options that are exercisable within 60 days of the filing of this Statement.

(3)	Includes 40,000 shares of Common Stock that may be acquired upon the conversion of the Subordinated Convertible Promissory Note, which is convertible into shares of Common Stock at any time at the option of the holder. Does not include interest.

CUSIP No. 78471E105	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Shiff Group Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 40,000(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

(1)	Includes 40,000 shares of Common Stock that may be acquired upon the conversion of the Subordinated Convertible Promissory Note, which is convertible into shares of Common Stock at any time at the option of the holder. Does not include interest.

CUSIP No. 78471E105	13D	Page 4 of 5 Pages

This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 16, 2022 (as amended by the Reporting Persons, the “Schedule 13D” or this “Statement”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

This Amendment No. 3 is being filed to reflect the transfer of shares of Common Stock from entities controlled by Mr. Shiff to Mr. Shiff directly.

Item 2. Identity and Background.

This Statement is filed by Dov Shiff and Shiff Group Investments Ltd., an Israeli private company (“SGI”). The foregoing entities and persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of SGI is serving as a private family investment vehicle. Mr. Shiff’s principal occupation is serving as the President and Chief Executive Officer of SGI. Mr. Shiff is also a director of the Company. Mr. Shiff is an Israeli citizen. The principal business address of each of the Reporting Persons is 2 Ben Shafrut St. Apt # 106, Tel Aviv 6296802 Israel.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Persons beneficially own in the aggregate 15,004,395 shares of Common Stock, which represents approximately 16.3% of the Company’s outstanding shares of Common Stock. Mr. Shiff also holds options to purchase an aggregate of 110,000 shares of Common Stock, 108,333 of which are or will be exercisable within 60 days of the filing of this Statement and all of which were granted to him as part of his director compensation. Such options include (i) options to purchase 25,000 shares of Common Stock at an exercise price of $3.00 per share, which were granted on January 1, 2019 and expire on January 1, 2024; (ii) options to purchase 25,000 shares of Common Stock at an exercise price of $12.00 per share, which were granted on January 1, 2020 and expire on January 1, 2025; (iii) options to purchase 25,000 shares of Common Stock at an exercise price of $12.00 per share, which were granted on December 31, 2020 and expire on December 31, 2025; (iv) options to purchase 25,000 shares of Common Stock at an exercise price of $12.00 per share, which were granted on December 31, 2021 and expire on December 31, 2026; (v) options to purchase 5,000 shares of Common Stock at an exercise price of $12.34 per share, which were granted on March 11, 2022 and expire on March 11, 2027; and (vi) options to purchase 5,000 shares of Common Stock at an exercise price of $3.28 per share, which were granted on April 5, 2023 and expire on April 5, 2028, 3,333 of which are or will be exercisable within 60 days of the filing of this Statement. SGI also holds a Subordinated Convertible Promissory Note, which may be converted into 40,000 shares of Common Stock (excluding interest), based on a conversion price of $15.00 per share, at any time at the option of the holder, and matures on November 3, 2023.

SGI directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Shiff directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement.

Mr. Shiff, as President and Chief Executive Officer of SGI, may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by SGI.

Each percentage ownership of Common Stock set forth in this Statement is based on the 91,852,408 shares of Common Stock reported by the Company as outstanding as of August 3, 2023 in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 78471E105	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: October 10, 2023

/s/ Dov Shiff
DOV SHIFF

SHIFF GROUP INVESTMENTS LTD.

/s/ Dov Shiff
Dov Shiff
President and Chief Executive Officer